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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                AMENDMENT NO. 11
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 DTM CORPORATION
                            (Name of Subject Company)


                                 DTM CORPORATION
                      (Names of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.0002 PER SHARE
                         (Title of Class of Securities)

                                   23333 L 103
                      (CUSIP Number of Class of Securities)

                                 E. JAMES SELZER
               CHIEF FINANCIAL OFFICER AND VICE PRESIDENT, FINANCE
                                 DTM CORPORATION
                                26081 AVENUE HALL
                           VALENCIA, CALIFORNIA 91355
                            TELEPHONE: (661) 295-5600


                                 with a copy to:
                               JULIE KAUFER, ESQ.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                             2029 CENTURY PARK EAST
                          LOS ANGELES, CALIFORNIA 90067
                            TELEPHONE: (310) 229-1000



         (Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                       AMENDMENT NO. 11 TO SCHEDULE 14D-9

        This Amendment No. 11 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission on May 1, 2001 and amended on May 16, 2001, May 22, 2001, May 25, 2001, June 7, 2001, June 19, 2001, July 6, 2001,
July 23, 2001, July 27, 2001, August 13, 2001 and August 20, 2001 by DTM
Corporation, a Texas corporation, relating to a tender offer commenced by Tiger Deals, Inc., an indirect wholly owned subsidiary of 3D Systems Corporation, on April 30, 2001 to purchase all of our outstanding shares of common stock. On August 24, 2001, 3D Systems and Tiger Deals filed an Amendment No. 11 to the Schedule TO with the SEC.

        The information in the Schedule 14D-9 we filed on May 1, 2001, Amendment No. 1 to Schedule 14D-9 we filed on May 16, 2001, Amendment No. 2 to Schedule 14D-9 we filed on May 22, 2001, Amendment No. 3 to Schedule 14D-9 we filed on May 25, 2001, Amendment No. 4 to Schedule 14D-9 we filed on June 7, 2001, Amendment No. 5 to Schedule 14D-9 we filed on June 19, 2001, Amendment No. 6 to
Schedule 14D-9 we filed on July 6, 2001, Amendment No. 7 to Schedule 14D-9 we filed on July 23, 2001, Amendment No. 8 to Schedule 14D-9 we filed on July 27, 2001, Amendment No. 9 to Schedule 14D-9 we filed on August 13, 2001 and Amendment No. 10 to Schedule 14D-9 we filed on August 20, 2001 is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 11, except as otherwise set forth below. You should read this amendment together with the Schedule 14D-9 we filed on May 1, 2001, Amendment No. 1 to Schedule 14D-9 we filed on May 16, 2001, Amendment No. 2 to Schedule 14D-9 we filed on May 22, 2001, Amendment No. 3 to Schedule 14D-9 we filed on May 25, 2001, Amendment No. 4 to Schedule 14D-9 we filed on June 7, 2001, Amendment No. 5 to Schedule 14D-9 we filed on June 19, 2001, Amendment No. 6 to
Schedule 14D-9 we filed on July 6, 2001, Amendment No. 7 to Schedule 14D-9 we filed on July 23, 2001, Amendment No. 8 to Schedule 14D-9 we filed on July 27, 2001, Amendment No. 9 to Schedule 14D-9 we filed on August 13, 2001 and Amendment No. 10 to Schedule 14D-9 we filed on August 20, 2001.

ITEM 8.  ADDITIONAL INFORMATION.

        Item 8 of the Schedule 14D-9/A we filed on August 20, 2001 is amended and supplemented with the following information:

        The subsequent offering period expired at 12:00 midnight, New York City time, on Thursday, August 23, 2001. During the subsequent offering period, 3D Systems accepted for payment all shares validly tendered during the subsequent offering period. 3D Systems was informed by the depositary that the shares tendered in the initial and subsequent offering periods totaled 6,953,830, representing approximately 97.5% of the outstanding shares of our common stock.

        The expiration of the subsequent offering period was followed by a merger between Tiger Deals and our company, with our company as the surviving entity. Pursuant to the merger, stockholders who did not tender their shares in the offer and who did not seek appraisal of their

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shares pursuant to applicable law had their shares converted into the right to receive the same $5.80 per share purchase price provided for in the offer. As a result of the merger, our company became a wholly owned subsidiary of 3D Systems.

        The full text of the press release issued by 3D Systems on August 24, 2001 announcing the expiration of the subsequent offering period and the follow-on merger between Tiger Deals and our company is filed as Exhibit 38 to this Amendment No. 11 to Schedule 14D-9 and we incorporate it by reference.

                  [Remainder of page intentionally left blank.]

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ITEM 9.  EXHIBITS.

        Item 9 of the Schedule 14D-9/A we filed on August 20, 2001 is hereby amended and restated as follows:

Exhibit Number            Description
--------------            -----------
           1.             Offer to Purchase dated April 30, 2001 (incorporated
                          herein by reference to Exhibit (a)(1)(i) to the
                          Schedule TO filed by 3D Systems on April 30, 2001).

           2. Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by 3D Systems on April 30, 2001).

           3. Agreement and Plan of Merger dated as of April 2, 2001 by and among DTM Corporation, 3D Systems Corporation and Tiger Deals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form
                          8-K filed by DTM Corporation on April 6, 2001).

           4.             Confidentiality Agreement dated March 17, 2001 between
                          DTM Corporation and 3D Systems (incorporated herein by reference to Exhibit 4 to the Schedule 14D-9 filed by DTM on May 1, 2001).

           5. Exclusivity Letter Agreement dated March 17, 2001 between DTM Corporation and 3D Systems (incorporated herein by reference to Exhibit 5 to the Schedule 14D-9 filed by DTM on May 1, 2001).

           6.             Opinion of Hoak Breedlove Wesneski & Co. dated April
                          2, 2001 (incorporated herein by reference to Exhibit 6 to the Schedule 14D-9 filed by DTM on May 1, 2001).

           7.             Item 11 "Executive Compensation" and Item 13 "Certain
                          Relationships and Related Transactions" of DTM
                          Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed on March 19, 2001, as amended by the Form 10-K/A filed by DTM
                          Corporation on April 23, 2001 (incorporated by reference herein).

           8.             Article VIII from DTM Corporation's Amended and
                          Restated Articles of Incorporation (incorporated herein by reference to Exhibit 8 to the Schedule 14D-9 filed by DTM on May 1, 2001).

           9. Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc.
                          and DTM Acquisition Company, L.P. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

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
           10. Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc.
                          and John S. Murchison, III (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form
                          8-K filed by DTM on April 6, 2001).

           11. Severance Agreement dated March 30, 2001 by and between DTM Corporation and John S. Murchison, III
                          (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by DTM on April
                          6, 2001).

           12. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Geoffrey W. Kreiger
                          (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by DTM on April
                          6, 2001).

           13. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Patrick Lordi
                          (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by DTM on April
                          6, 2001).

           14. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Kevin McAlea (incorporated herein by reference to Exhibit 10.4 to the Current
                          Report on Form 8-K filed by DTM on April 6, 2001).

           15. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Ronald K. Skaggs
                          (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by DTM on April
                          6, 2001).

           16.            Joint press release issued on April 3, 2001 by 3D
                          Systems Corporation and DTM Corporation (incorporated herein by reference to Exhibit 99.1 to the Current
                          Report on Form 8-K filed by DTM on April 6, 2001).

           17.            Complaint captioned Spinner v. Goldstein dated April
                          6, 2001 against DTM Corporation, certain of its directors and 3D Systems (incorporated herein by reference to Exhibit 16 to the Schedule 14D-9 filed by DTM on May 1, 2001).

           18.            Amendment and Supplement to Offer to Purchase dated
                          May 15, 2001 (incorporated by reference to Exhibit
                          (a)(1)(ix) to the Schedule TO/A filed by 3D Systems on May 15, 2001).

           19.            Amendment No. 1 to Agreement and Plan of Merger dated
                          May 15, 2001 (incorporated herein by reference to Exhibit (d)(2) to the

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
                          Schedule TO/A filed by 3D Systems on May 15, 2001).

           20. First amended complaint captioned Spinner v. Goldstein dated May 2, 2001 against DTM Corporation, certain of its directors and 3D Systems.

           21. Loan and Security Agreement dated May 21, 2001 by and among U.S. Bank National Association, 3D Systems and other signatories (incorporated by reference to Exhibit (b)(1) to the Schedule TO/A filed by 3D
                          Systems on May 21, 2001).

           22.            Press release issued by 3D Systems on May 25, 2001
                          (incorporated herein by reference to Exhibit
                          (a)(1)(xi) to the Schedule TO/A filed by 3D Systems on May 25, 2001).

           23.            Joint press release issued by 3D Systems and DTM
                          Corporation on June 6, 2001 (incorporated by reference to Exhibit (a)(1)(xii) to the Schedule TO/A filed by 3D Systems on June 7, 2001).

           24.            Joint press release issued by 3D Systems and DTM
                          Corporation on June 18, 2001 (incorporated by reference to Exhibit (a)(1)(xiii) to the Schedule TO/A filed by 3D Systems on June 19, 2001).

           25.            Letter agreement dated June 20, 2001 by and among DTM
                          Corporation, 3D Systems and Tiger Deals, Inc.

           26.            Joint press release issued by 3D Systems and DTM
                          Corporation on July 5, 2001 (incorporated by reference to Exhibit (a)(1)(xiv) to the Schedule TO/A filed by 3D Systems on July 6, 2001).

           27.            [Intentionally omitted]

           28.            Letter Agreement dated July 5, 2001 by and among DTM
                          Corporation, 3D Systems and Tiger Deals.

           29.            Joint press release issued by 3D Systems and DTM
                          Corporation on July 23, 2001 (incorporated by reference to Exhibit (a)(1)(xv) to the Schedule TO/A filed by 3D Systems on July 23, 2001).

           30.            Letter Agreement dated July 20, 2001 by and among DTM
                          Corporation, 3D Systems and Tiger Deals.

           31.            Amendment Agreement Number One to Loan and Security
                          Agreement dated July 26, 2001 by and among U.S. Bank
                          National Association, 3D



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
                          Systems and other signatories (incorporated by reference to Exhibit (b)(ii) to the Schedule TO/A filed by 3D Systems on July 27, 2001).

           32.            Joint press release issued by 3D Systems and DTM
                          Corporation on July 27, 2001 (incorporated by reference to Exhibit (a)(1)(xvi) to the Schedule TO/A filed by 3D Systems on July 27, 2001).

           33.            Letter Agreement dated July 26, 2001 by and among DTM
                          Corporation, 3D Systems and Tiger Deals.

           34.            Joint press release issued by 3D Systems and DTM
                          Corporation on August 10, 2001 (incorporated by reference to Exhibit (a)(1)(xvii) to the Schedule TO/A filed by 3D Systems on August 13, 2001).

           35.            Letter Agreement dated August 13, 2001 by and among
                          DTM Corporation, 3D Systems and Tiger Deals.

           36.            Press release issued by 3D Systems on August 16, 2001
                          (incorporated by reference to Exhibit (a)(1)(xviii) to the Schedule TO/A filed by 3D Systems on August 20,
                          2001).

           37.            Press release issued by 3D Systems on August 20, 2001
                          (incorporated by reference to Exhibit (a)(1)(xviv) to the Schedule TO/A filed by 3D Systems on August 20,
                          2001).

           38.            Press release issued by 3D Systems on August 24, 2001
                          (incorporated by reference to Exhibit (a)(1)(xx) to the Schedule TO/A filed by 3D Systems on August 24,
                          2001).

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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 24, 2001

                                      DTM CORPORATION


                                      By:    /s/  E. JAMES SELZER
                                          -------------------------------------
                                           E. James Selzer
                                           Chief Financial Officer and Vice
                                              President, Finance


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